Exhibit 99.1

CI Financial Reports Total Assets of $349.6 Billion for May 2022

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--June 21, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary total assets of $349.6 billion as at May 31, 2022, consisting of assets under management of $124.3 billion, Canadian wealth management assets of $78.2 billion, and U.S. wealth management assets of $147.2 billion.

CI FINANCIAL CORP. May 31, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	May 2022	April 2022	% Change	May 2021	% Change
Asset management (1)	$124.3	$128.4	-3.2%	$136.1	-8.7%
Canada wealth management	$78.2	$78.3	-0.1%	$73.4	6.5%
U.S. wealth management (2)	$147.2	$149.3	-1.4%	$72.8	102.2%
TOTAL ASSETS	$349.6	$356.0	-1.8%	$282.2	23.9%
AVERAGE AUM	May 2022	April 2022	March 2022	Fiscal 2021	% Change
Monthly average	$123.7	$133.3	-	-	-7.2%
Quarter-to-date average	$128.4	-	$138.2	-	-7.1%
Year-to-date average	$134.2	-	-	$137.9	-2.7%
  Includes $32.7 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at May 31, 2022 ($33.0 billion at April 30, 2022 and $33.8 billion at May 31, 2021).
  Month-end USD/CAD exchange rates of 1.2648, 1.2848 and 1.2064 for May 2022, April 2022 and May 2021, respectively.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com